Exhibit 99.4

NEWS RELEASE TSX - NOC

March 16, 2007	NR:07-05

Northern Peru Clarifies Results of Preliminary Economic Assessment on Galeno Copper Deposit and Amends Continuous Disclosure Documents

Vancouver, British Columbia – At the request of the British Columbia Securities Commission (“BCSC”), Northern Peru Copper Corp. (the “Company”) is clarifying disclosure relating to the results of a Preliminary Economic Assessment dated July 10, 2006 (“PA”) on its 100% owned Galeno copper/gold/silver/molybdenum Project (the “Project”) located in the Yanacocha District of Northern Peru.  Specifically, the Company is removing statements regarding the economic viability of an open pit mining operation at the Project in its Annual Information Form (“AIF”), Management’s Discussion and Analysis (“MD&A”) and July 11, 2006 press release, and is adding cautionary language as required by NI 43-101.  In connection with this clarification, the Company is filing on SEDAR an amended AIF and MD&A for the year ended June 30, 2006 and MD&A for the three months ended September 30, 2006.  There is no change to the Company’s financial results for these periods.  In addition the Company will file an amended PA within 45 days on SEDAR and is filing an amendment to the Company’s July 11, 2006 press release, which originally announced the PA results.  Since the date of the PA work on the Project has continued and on February 19, 2007 the Company filed a prefeasibility study that supports the results and analysis of the PA.

The following is the amended wording of the Company’s July 11, 2006 press release:

The Company is pleased to announce the results of a Preliminary Economic Assessment, originally dated July 10, 2006, on its 100% owned Galeno copper/gold/silver/molybdenum Project located in the Yanacocha District of Northern Peru.

The PA is preliminary in nature and includes the use of inferred mineral resources which are considered too speculative geologically to apply economic considerations that would enable them to be categorized as mineral reserves. Thus, there is no certainty that the production profile concluded in the preliminary assessment will be realized.  Actual results may vary, perhaps materially.

Highlights of the PA are provided below (all dollar figures in US dollars).

Highlights

•      Preliminary economic assessment driven by high grade starter pit, low strip ratio, simple processing technology, lower power requirements for milling soft ore, good existing infrastructure and large mineral resource.

•      Estimated Base Case Net Present Value (“NPV”) of $548 million and an Internal Rate of Return (“IRR”) of 21.7% (using $1.20/lb copper, 8% real discount rate, $100/tonne treatment charge and $0.07/lb refining charge).

•      Capital payback estimated in 3.1 years.

1550 - 625 HOWE STREET	VANCOUVER	BC	CANADA	V6C 2T6
info@northernperu.com	www.northernperu.com		T: 604 687 0407	F: 604 687 7041

•                  Estimated average copper-in-concentrate production of 144,000 tonnes per year for 20.7 years with the first five years producing over 200,000 tonnes of copper-in-concentrate.  Estimated annual by-product production averages 43,000 ounces of gold, 2 million ounces of silver and 1,900 tonnes of molybdenum.

•                  C-1 life of mine (“LOM”) cash costs (net of by-product credits) are estimated to average $0.486 per pound of copper mined.

The salient details of the PA are summarized in the table below (all dollar figures are in US dollars unless otherwise stated):

NPV ($1.20/lb Cu, 8% discount rate)	$548 million
IRR	21.7%
Initial Capital Expenditure	$853 million
LOM C-1 Cash Costs (net by-product credits)	$0.486/lb Cu mined
Mill Capacity	90,000 tpd
Annual Throughput	32.4 million tonnes
Mine Life	20.7 years
Strip Ratio	0.13:1
LOM average annual copper-in-concentrate production	144,000 tonnes
First 5 Years average annual copper-in-concentrate production	208,000 tonnes

The PA was completed by Samuel Engineering, Inc. Raymond R. Hyyppa, P.E., Bruce M. Davis, FAusIMM and Robert Sim, P.Geo are the Qualified Persons for the PA.  The PA was managed by MTB Project Management (project management, infrastructure, capital and operating costs) and comprised several studies prepared by Norwest Corporation (resource estimate), WLR Consulting (mining and production schedule), C.H. Plenge & Cia (metallurgy and environmental testing), Samuel Engineering (process engineering, infrastructure and capital and operating costs), Vector Engineering (tailings, waste rock, environmental management, capital and operating costs), Montgomery, Watson, Harza (baseline environmental and socioeconomic studies) and SRK Consulting (cash flow modeling and valuation).  The PA will be available on the Company’s website (www.northernperu.com) and SEDAR (www.sedar.com) within 45 days of this press release.

Project Economics

SRK Consulting developed a cash flow valuation model on the Project based upon the geological and engineering work completed to date.  The base case was developed using long term forecast metal prices of $1.20/lb for copper, $425/oz for gold, $6.50/oz for silver and $10/lb for molybdenum oxide.  These price forecasts are considerably lower than current prices which, as of June 30, 2006 were $3.35/lb for copper, $600/oz for gold, $10.70/oz for silver and $26.25/lb for molybdenum oxide.

The following table shows the NPV of the base case at various discount rates:

Discount Rate (Real)	NPV
0%	$1,722 million
5%	$844 million
8%	$548 million
10%	$405 million
12%	$294 million

The following chart shows the sensitivity of the base case’s NPV and IRR to changes in the copper price: (8% real discount rate):

Resources

WLR Consulting used the NI 43-101 resource estimate dated April 21, 2006 and previously filed on SEDAR for Galeno and the corresponding block model to develop a preliminary, scoping level mine plan and production schedule for the Project.  That resource estimate determined Indicated Mineral Resources of 504 million tonnes grading 0.54% copper, 0.12g/t gold and 0.015% molybdenum and additional Inferred Mineral Resources of 554 million tonnes grading 0.39% copper, 0.09g/t gold and 0.010% molybdenum at a 0.4% copper equivalent cutoff grade was also delineated. (Cu Equivalent prices: Cu $1.00/lb, Au: $400/oz, Mo: $6.00/lb).

Using floating cone evaluations of potential economic pit limits on the Indicated Mineral Resource and including Inferred Mineral Resources when the pit shells moved out of the Indicated Mineral Resource, WLR Consulting used Indicated Mineral Resources of 481 million tonnes, Inferred Mineral Resources of 190 million tonnes and total waste of 87 million tonnes in determining the mine plan and production schedule.  This analysis resulted in a LOM stripping ratio of 0.13:1 including the prestripping of 5.8 million tonnes of overburden.

Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Mining & Milling

The PA’s preliminary, conceptual mine phasing indicates the Project will utilize conventional mining and milling processes and will benefit from a low waste to ore stripping ratio of 0.13:1.

The PA’s conceptual phasing and preliminary production scheduling analysis projects, at a scoping level of accuracy, delivery of 90,000 tonnes per day (32.4 million tonnes per year) of sulphide ore to primary crushers for a possible mine life of 20.7 years.  The milling and concentrator plant are forecast to produce, on average, 144,000 tonnes per year of copper in concentrate, 43,000 ounces per year of gold, 2 million ounces per year of silver and 1,900 tonnes per year of molybdenum in concentrate.  Average LOM metallurgical recoveries have been estimated to be 90.2% for copper, 51% for gold, 80% for silver and 54.9% for molybdenum, producing a copper concentrate grading on average 33% copper, 3.1g/t gold and 145g/t silver and molybdenum concentrate grading 54% molybdenum.  The PA estimates that milling will benefit from the softness of the ore as preliminary test work indicates a Bond Work Index of less than 10 Kwh/tonne.

The PA also projects, at a scoping level of accuracy, that the Project will also benefit from a higher grade starter pit that will deliver, on average, more than 200,000 tonnes of copper in concentrate in the first 5 years of the mine’s operation, as detailed below.

Capital Costs

MTB Project Management, WLR Consulting, Samuel Engineering and Vector Engineering developed capital cost estimates for the proposed mining and processing operation at Galeno.  The following table summarizes the capital cost estimates in the PA for the Project:

Direct Capital Costs	$647.3 million
Indirect Capital Costs	$89.2 million
Owner Direct and Indirect Capital Costs	$116.1 million
Total (Base Case)	$852.6 million
Upfront Working Capital	$16 million
LOM Sustaining Capital Costs	$340.4 million

The capital cost estimates have been compiled with an accuracy level of -13% to +26%.

Operating Costs

The results of the PA project, at a scoping level of accuracy, that the Project would be a low cost operation.  The Project benefits from the low strip ratio, easy terrain, close proximity to major infrastructure and soft ore.  The PA estimates that the C-1 cash costs (net of by-products) over the life of the mine will average $0.486 per pound of copper mined.  C-1 cash costs include at-mine cash operating costs, concentrate transportation and freight costs and all treatment and refining charges.

Infrastructure

Galeno is in an established mining district due to the presence of the Yanacocha open pit gold mine 16 kilometres to the west and the in-construction Cerro Corona mine approximately 34 kilometres to the north.  Substantial regional infrastructure is in place with water, power and skilled labour available in the vicinity of the project.

Environmental

The Project would utilize World Bank Guidelines for environmental management practice development and design.  Preliminary baseline studies completed to date have included initial surface water quality sampling, archaeological studies, socio-economic reviews and biological and re-vegetation studies.  Waste rock is expected to be minimal due to the deposit’s low stripping ratio.  Preliminary test work has shown potential mill tailings as non-acid generating.

NORTHERN PERU COPPER CORP	For further information contact:
David Strang, VP Corporate Development
Signed: “Marshall Koval”	dstrang@northernperu.com
tel: + 604 687 0407
Marshall Koval, CEO & President	fax: + 604 687 7041

CAUTION REGARDING FORWARD LOOKING STATEMENTS: This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver, copper and molybdenum, the timing of exploration activities, the mine life of the Galeno Project, the economic viability and estimated internal rate of return of the Galeno Project, the estimation of mineral reserves and mineral resources, the results of drilling, estimated future capital and operating costs, future stripping ratios, projected mineral recovery rates and Northern Peru Copper’s commitment to, and plans for developing, the Galeno Project. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “can”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Northern Peru Copper to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the exploration and potential development of the Galeno Project, risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of gold, silver, copper and molybdenum, as well as those factors discussed in the sections relating to risk factors of our business filed in Northern Peru Copper’s required securities filings on SEDAR. Although Northern Peru Copper has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended.

There can be no assurance that any forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Northern Peru Copper does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.